Filed Pursuant to Rule 433

Registration No. 333-218904

Dated: July 3, 2017

Santander launches €7,072 million rights issue to

support the acquisition of Banco Popular

Rights issue will complete during July with new shares having dividend rights ahead of first 2017 dividend payment on 4 August

•	The rights issue, which is fully underwritten will allow shareholders to subscribe 1 share for every 10 shares they hold at a price of €4.85 per share, a discount of 17.75% compared to the theoretical ex-rights price (‘TERP’) based on the closing price at 3 July 2017.

•	It is expected that the preemptive subscription period will begin on 6 July 2017 and will last until 20 July 2017. New shares are expected to begin trading on 31 July 2017 with full dividend rights from their issuance date, expected to be 27 July 2017.

•	The transaction will support the acquisition of Banco Popular, which is expected to deliver a return on investment of 13-14% by 2020. The net impact of the Banco Popular acquisition and the rights issue on Santander’s CET1 capital ratio will be neutral.

•	During the first half of 2017, before considering the contribution of Popular, Santander earned an estimated attributable profit of €3,600 million euros, up 24% when compared to the same period last year, and +11% excluding exceptional items recorded in the first half of 2016 and the impact of currency movements.

Banco Santander Group Executive Chairman, Ana Botín, said:

“The acquisition of Popular is a unique opportunity to accelerate our strategy in Spain and Portugal. We expect it will deliver excellent returns for the bank and its shareholders, while providing important stability for Popular’s customers and the Spanish economy. We expect the acquisition will enhance all our key financial performance measures for the Group from 2019 and beyond, generating a return on investment of 13-14% by 2020”

Madrid, 3 July 2017—PRESS RELEASE

Banco Santander, S.A. (“Santander”) is today launching a rights issue to raise a total of €7,072 million. The transaction will support the acquisition of Banco Popular Español, S.A. (“Popular”) as announced on 7 June 2017.

Santander will issue 1,458 million new shares of the same class and series as those already outstanding, providing existing shareholders preferential subscription rights.

Santander shareholders will be able to subscribe 1 new share for every 10 shares they hold for a price of €4.85 per share, a discount of 17.75% when compared to the theoretical ex-rights price (TERP) based on the closing price at 3 July 2017. Shareholders who wish to exercise their right to subscribe shares may do so for a 15-day period, from 6 July to 20 July 2017.

The prospectus needed for the rights issue is pending approval from CNMV, the Spanish market regulator.

To participate in the rights issue shareholders may contact the bank or custodian where their shares are held.

The new shares are expected to begin trading on 31 July 2017 with full dividend rights from their issuance date, expected to be 27 July 2017. The board reported on 7 April this year that it intends to pay a full year dividend for 2017 of €0.22 per share. The first interim dividend for 2017 of €0.06 per share will be paid on 4 August 2017.

The transaction is fully underwritten, with Santander, Citi and UBS acting as global coordinators, and Banca IMI, Barclays, BBVA, BNP Paribas, CaixaBank, Crédit Agricole, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, ING, Jefferies, Mediobanca, Morgan Stanley, RBC, Société Générale and Wells Fargo acting as bookrunners.

Expected timeline

3 July	- Rights issue terms announced
6 July	- Subscription period begins
20 July	- Subscription period ends
27 July	- Closing of capital increase
28 July	- H1 results presentation
31 July	- New shares begin trading
4 August	- First 2017 dividend payment

Banco Santander estimated results – First Half 2017

To ensure shareholders have a clear view of the Banco Santander’s financial performance, the Bank has today published details of its estimated performance for the six months ending 30 June 2017. The results statement for the period will be published on 28 July 2017.

Banco Santander (before considering the contribution of Popular)

Banco Santander expects to post an attributable profit for the first half of 2017 of approximately €3,600 million, an increase of 24% when compared to the same period last year. Excluding exceptional items recorded in the first half of 2016 and the impact of currency movements, profit is expected to increase by 11%.

Excluding currency movements: Total revenues are expected to increase by approximately 7% compared to the first half of 2016, driven by an increase in net interest income (+6%) and fee income (+11%). Costs are expected to have risen by slightly less than 4%, below average inflation across the Group’s main markets.

Loan loss provisions are estimated to reduce by approximately 6% with the cost of credit remaining below 1.2% (1.19% at 30 June 2016). The Group’s non-performing loan rate is expected to improve to 3.6% with the coverage ratio remaining stable at c.73%.

The Group’s fully loaded common equity tier 1 (“CET1”) capital ratio is expected to increase during the period to 10.7%.

Estimated contribution to Santander of Banco Popular

Banco Popular and its subsidiaries are consolidated in the accounts of the Santander Group as of 7 June 2017, the date of the acquisition. After the integration of Popular, Santander’s net attributable profit, as of June 30, 2017, will vary only minimally relative to the estimated €3.6 billion that would have resulted had the acquisition not taken place.

Banco Popular contributes net loans of approximately €82 billion and deposits of €65 billion, representing approximately 10% and 8.5% respectively of the Group’s overall loans and deposits following integration.

Banco Popular’s non-performing loan ratio is c.20%, with an estimated coverage ratio of 61% following the acquisition adjustments. It has approximately €17.5 billion (gross) in real estate assets which, after write downs, are reduced to €6.5 billion in net book value, with a resulting coverage ratio of approximately 63%.

The non-performing loan and coverage ratios of the Group after the acquisition of Banco Popular stand at approximately 5.4% and 70% respectively.

The fully loaded CET1 ratio at 30 June, following the completion of the announced €7,072 million share issue, will be approximately 10.7%.

It is expected that any goodwill resulting from the purchase price adjustments of the acquisition will be immaterial in the context of the deal. The main adjustments occur due to the recognition of Popular’s property assets and customer loans at fair value. This will entail an approximate value reduction of €7.2 billion1. Under accounting rules, Santander has until June 2018 to definitively assess the fair value of Banco Popular’s assets and liabilities.

[1]	€7.9 billion as of March 2017. The difference is explained by the impairments recorded between March 31, 2017 and June 7, 2017

IMPORTANT INFORMATION:

This document is not an informative prospectus but an informative communication and investors should not subscribe any new shares of Banco Santander, S.A. (“Banco Santander” or the “Bank”) or purchase any pre-emptive subscription rights for new shares of the Bank’s Capital Increase referred to in this document except on the basis of the information contained in the prospectus of the rights issue which Banco Santander will register with the Comisión Nacional del Mercado de Valores (“CNMV”). Once registered with the CNMV, the prospectus will be publicly available at the Bank’s registered address and, in electronic format, in the web pages of the Bank (www.santander.com) and the CNMV (www.cnmv.es). The Bank expects to request the CNMV to passport the prospectus of the rights issue, once approved and registered, for the purposes of it being effective in the United Kingdom, Italy, Portugal and Poland.

This announcement does not constitute an offer to sell, or a solicitation of offers to subscribe, the pre-emptive subscription rights or the new shares of the share capital increase, in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met. The distribution of this announcement and/or the prospectus and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain, the United Kingdom, Italy, Portugal and Poland may be restricted by law. Persons who gain access to this announcement should be aware of and comply with any such restrictions. Any failure to comply with them may constitute a breach of the securities laws of any such jurisdiction.

This communication (i) must not be construed in any way to be a request to buy or to sell securities or any related financial instruments in Brazil, and (ii) must not be construed in any way to be a public offering of securities in Brazil. The Brazilian Securities Commission (Comissão de Valores Mobiliários) has not authorised the public offering of shares to which this communication refers nor of any securities related to such shares. Hence, the said shares cannot be offered to the public in Brazil.

Authorisation for the public offering of the new Banco Santander shares and their admission to trading in the Buenos Aires stock exchange will be requested to the Argentine National Securities Commission. Once such authorisation is granted, a Subscription Announcement will be published in Argentina setting out the procedure and term to subscribe new shares in Argentina. The capital increase to which this announcement refers and the Argentine offering will have the same terms and conditions, save as otherwise provided in the relevant Subscription Announcement.

The Bank has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Bank has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup by calling toll free 1-800-831-9146 or UBS by calling toll free 1-877-387-2275.

The financial data for the six-month period ended June 30, 2017 included in this press release is preliminary in nature, is based on the estimates of Grupo Santander and is subject to the completion of its financial and accounting closing procedures. This summary is not an exhaustive description of the consolidated financial results of Grupo Santander for the six months ending June 30, 2017 and the actual results of Grupo Santander for this period may differ from the estimates presented in this communication due to the completion of the financial and accounting closing procedures of Grupo Santander and other related adjustments, as well as from the effect of other events that could occur between the date of this report and the time of completion of the preparation of the corresponding financial results at the end of the semester. See also the information included in this document under the heading “Projections and Estimations.”

The following measures are deemed alternative performance measures, and in the case of (i), (ii) and (iv), non-GAAP measures (an explanation of these measures has been included in the estimates announcement for the six month period ending June 30, 2017):

(i)	Profit attributable to the parent expressed by excluding the non-recurring negative impact during the six-month period ended June 30, 2016. This effect refers to losses resulting from the reorganization costs in Spain, partially offset by the capital gains from the sale of shares of Visa Europe.

(ii)	Increase/decrease measures expressed excluding the effect of exchange rate movements.

(iii)	(The data related to the non-performing loan ratio (tasa de mora) and coverage ratio or coverage (cobertura or tasa de cobertura).

(iv)	Amounts before the consolidation of Popular.

Projections and Estimations

This communication contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “objective,” “estimate,” “future” and similar expressions and include, among other things, statements on expected changes to the investor remuneration policy. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events. Numerous factors, including those reflected in the Annual Report of Form 20-F –under “Key Information—Risk Factors”– could affect the future results of Banco Santander and could result in other results deviating materially from those anticipated through projections and estimations of any nature.

American Depositary Receipts

Regarding American Depositary Receipts (ADRs) subscription rights will only be issued relating to the underlying shares and not relating to the ADRs and the ADR depositary will sell the underlying rights and pay the net proceeds of such sale to the holders of ADRs on a record date to be established by the depositary; ADR holders should contact their depositary for more details.